EXHIBIT 99.I.1(a)-8

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Brilliance China Automotive Holdings Limited (incorporated in Bermuda with limited liability)	(Huachen Automotive Group Holdings Company Limited)* (established with limited liability in the PRC)	The Management Directors

Joint announcement relating to
a conditional mandatory cash offer by
CLSA Limited, on behalf of the Offerors,
to acquire all issued shares (including shares represented by ADSs)
in the share capital of
Brilliance China Automotive Holdings Limited (the “Company”)
and the Employee Options
(other than those already owned or held by the Offerors
or parties acting in concert with them)

Reference is made to the Offer Document and the Announcement. Unless otherwise stated herein, terms used in this announcement shall have the same meanings as defined in the Offer Document and the Announcement.

The latest time and date for acceptance of the Offer by Ordinary Shareholders and holders of the Employee Options was 4:00 p.m. (Hong Kong time) on 6 February, 2003 and the latest time and date for acceptance of the Offer by holders of Ordinary Shares represented by ADSs was 6:00 p.m. (E.S.T.) on 5 February, 2003. The Offer period has now expired. As at 4:00 p.m. (Hong Kong time) on 6 February, 2003, the Offerors have received valid acceptances of the Offer in respect of 23,500 Ordinary Shares and 3,068 ADSs, representing 306,800 Ordinary Shares, together representing a total of approximately 0.009% of the issued share capital of the Company, but they have not received any acceptance of the Offer in respect of Employee Options.

Prior to the Offer, the Offerors and parties acting in concert with them were interested in a total of 1,572,306,500 Ordinary Shares, representing approximately 42.888% of the entire issued share capital of the Company. No Shares were acquired or agreed to be acquired by the Offerors or parties acting in concert with them during the Offer period otherwise than pursuant to the Offer.

Accordingly, when aggregated with the 330,300 Shares, in respect of which valid acceptances have been received as at the expiration of the Offer period, the Offerors and parties acting in concert with them would only be interested in a total of 1,572,636,800 Shares, representing approximately 42.897% of the entire issued share capital of the Company.

Because of the level of acceptances, the Offer cannot be declared unconditional on 6 February, 2003. The Offerors, therefore, announce that the Offer has lapsed on 6 February, 2003 (i.e., the date of this announcement).

Reference is made to the Offer Document and the Announcement. Unless otherwise stated herein, terms used in this announcement shall have the same meanings as defined in the Offer Document and the Announcement.

* For identification purposes only

1.	EXPIRATION OF THE OFFER PERIOD AND ACCEPTANCE LEVEL

The latest time and date for acceptance of the Offer by Ordinary Shareholders and holders of the Employee Options was 4:00 p.m. (Hong Kong time) on 6 February, 2003 and the latest time and date for acceptance of the Offer by holders of Ordinary Shares represented by ADSs was 6:00 p.m. (E.S.T.) on 5 February, 2003. The Offer period has now expired. As at 4:00 p.m. (Hong Kong time) on 6 February, 2003, the Offerors have received valid acceptances of the Offer in respect of 23,500 Ordinary Shares and 3,068 ADSs, representing 306,800 Ordinary Shares, together representing a total of approximately 0.009% of the issued share capital of the Company, but they have not received any acceptance of the Offer in respect of Employee Options.

Prior to the Offer, the Offerors and parties acting in concert with them were interested in a total of 1,572,306,500 Ordinary Shares, representing approximately 42.888% of the entire issued share capital of the Company. No Shares were acquired or agreed to be acquired by the Offerors or parties acting in concert with them during the Offer period otherwise than pursuant to the Offer.

Accordingly, when aggregated with the 330,300 Shares, in respect of which valid acceptances have been received as at the expiration of the Offer period, the Offerors and parties acting in concert with them would only be interested in a total of 1,572,636,800 Shares, representing approximately 42.897% of the entire issued share capital of the Company.

2.	LAPSE OF THE OFFER

As a result of the level of acceptances set out in the section headed “Expiration of the Offer Period and Acceptance Level” detailed above, the Offer cannot be declared unconditional on 6 February, 2003. The Offerors, therefore, announce that the Offer has lapsed on 6 February, 2003 (i.e., the date of this announcement). Because the Offer has lapsed, the Offerors will not be taking up any ADSs or Ordinary Shares pursuant to the Offer nor will any Employee Options be cancelled as a result thereof. Accordingly, there will continue to be 3,666,052,900 Shares in issue, of which 2,090,946,400 Shares representing approximately 57.036% of the issued share capital of the Company were held by members of the public, and the Employee Options which were granted by the Company in respect of 17,828,000 Ordinary Shares, in aggregate, to the Management Directors, the Remaining Director, and certain employees of the Group will continue to remain outstanding. As at 5 February, 2003, there were 3,465,400,900 Ordinary Shares in issue and 200,652,000 Ordinary Shares represented by 2,006,520 ADSs in issue.

All forms of acceptance and transfer, Share certificate(s) (if any) and/or transfer receipts (if any) and/or any other documents of title (if any) and/or any satisfactory indemnity or indemnities required in respect of Ordinary Shares tendered pursuant to the Offer (if any), which have been received by the Registrar before 4:00 p.m. (Hong Kong time) on 6 February, 2003, being the latest time and date for acceptance of the Offer by Ordinary Shareholders, will be returned by the Registrar to the relevant Ordinary Shareholder or its designated agent, at the risk of, but without expense to, the relevant Ordinary Shareholder and as promptly as practicable. All Letters of Transmittal, any required signature guarantees (if any), all document(s) of title (if any) and other required documents (if any), which have been received by the Depositary Agent before 6:00 p.m. (E.S.T.) on 5 February, 2003, being the latest time and date for acceptance of the Offer by holders of Ordinary Shares represented by ADSs, will be returned by the Depositary Agent to the relevant ADS holder or, in the case of ADSs delivered by book-entry transfer, the appropriate book-entry transfer will be effected, in each case at the risk of, but without expense to, the relevant ADS holder and as promptly as practicable. None of the Company, the Offerors, the Depositary Agent or their respective agents accepts any liability for any loss in postage or any other liabilities that may arise as a result thereof.

3.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following capitalised terms shall have the respective meanings set out opposite to them:

“Announcement”	The announcement jointly made by the respective boards of directors of the

Company and Huachen and the Management Directors dated 27 January, 2003 in relation to the Offer; and

“Offer Document”	The offer document dated 9 January, 2003, together with the form of acceptance and transfer (in the case of Ordinary Shareholders) or the form of acceptance and cancellation of Employee Options (in the case of holders of Employee Options) or the Letter of Transmittal (in the case of holders of ADSs), sent to Shareholders and holders of Employee Options.

Unless otherwise specified, all references to time in this announcement are to Hong Kong local time.

By Order of the Board Brilliance China Automotive Holdings Limited Mr. Wu Xiao An Chairman	By Order of the Board (Huachen Automotive Group Holdings Company Limited)* Mr. Yang Bao Shan Chairman	Mr. Wu Xiao An Mr. Hong Xing Mr. Su Qiang and Mr. He Tao

Hong Kong, 6 February, 2003

All the Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the Company and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement in relation to the Company have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

All the directors of Huachen jointly and severally accept, and the Management Directors accept, full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Company) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Company) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* For identification purposes only